Country Wide Foods, Inc.

                          Executive Summary

Industry:           Home Meal Replacements-Deep Fried Turkeys
Seeking:            $1,000,000
Type of Funding:    Bridge
Marketing:       Regional/National

Overview: Country Wide Foods Inc. (Country Wide), (Formerly Strategic Alliance Group, Inc.) incorporated in Florida, is currently trading on the pink sheets. As a shell company for the past several years, the Company changed its name to Country Wide in anticipation of an acquisition (via a reverse take over) of a private company known as Ritchie's Rich and Ready, Inc. (Ritchie's), a Utah Corporation, incorporated on January 11, 2002. Ritchie's has developed a proprietary non-patented process to introduce a complete line of innovative great-tasting deep fried whole turkeys and turkey breasts. The process provides for injecting them with our special recipe marinades, tumbling them, cooking them and then packaging them appropriately for various distribution channels and target markets. Our product has already enjoyed a high consumer acceptance level and there is a pent up demand for sales immediately following the introduction of the products into the market.

Highlights:
- The existing process is proprietary and provides a quality product to the Home Meal Replacement Market.

- Deep fried turkeys provide an alternative to the standard prepared turkeys.

- Several market studies and taste tests have proven the superior quality of this product.

- A pent up demand for the product exists based on samples provided to several end users.

Technology: Deep fried turkeys is the newest method to prepared tender and juicy turkey breasts and components. The population has had some experience in deep frying these birds in home deep frying vats, but they are a dangerous method and fire is a constant potential danger, not to mention gallons of hot oil that is a basis of potential burns. Our process takes a full turkey or turkey breasts, depending the channels of distribution for demand, injects these birds with our special recipe marinades, tumbles them to insure tenderness and an even distribution of the marinades, and cooks them in peanut oil.
The cooking process is based on a controlled moving line of birds through a 350 Deg. vat of peanut oil. After approximately 45 minutes, at the end of the line, the birds are removed and packaged. Breasts, for example, will be sliced. This will allow for re-heating of the product with a uniform heating and maintenance of the juices for the tender and tasty quality our customers have experienced. After packaging, the products are then sent to the freezer or delivered fresh as the case may be.

Strategy: The business plan proposes the rental of a building, the site has already been selected, and adapting this building to our processing requirements. This will include the acquisition of the vat cooking line, the tumbling equipment, the refrigeration equipment, and all other ancillary equipment necessary to provide for an up to 120 per day processing line. After the product sales have been achieved at 100% of the then existing capacity, the Company intends to increase its facility to accommodate up to 1,000 full turkeys and/or breasts per day. The existing line that was initially put into production will be utilized to continue the Company's research for variation on the turkey flavoring themes. This may include, but not be limited to, Cajun flavorings, Kosher processing, and packaging requirements that will be dictated from supermarkets for our place in the Home Meal Replacement ("HMR") marketplace. We anticipate this will be our main revenue source for Ready To Use products in the home.

The Plant: The facility has been identified and is currently vacant. Once funding is provided, a leasehold interest will be provided for the plant. This start up facility will be eventually used as a testing lab once a full size plant has been funded.

Investment Opportunity*: Country Wide has identified a profitable niche market and developed a well-defined strategy to implement its business model. Management anticipates the company to be cash flow positive beginning by the end of its second year of operation, and strongly believes that Country Wide would be an attractive investment opportunity. The project itself, once funded, should withstand the element of normal business risks to warrant confidence in the project and its revenue projections. However, the uncertainties of future performance cannot be estimated and as such, the investment as any other does carry a certain degree of financial risk.

*Disclaimer: Safe Harbor Statement, as cautionary note to investors, certain matters discussed in this document may contain forward looking statements within the meaning of the Private Securities Litigation reform Act of 1995. Statements are based solely on information supplied by the client company and do not represent an endorsement of the company. Such matters involve risks and uncertainties that may cause actual results to differ materially, including changes in economic conditions; general competitive conditions and factors;
and the ability of the company to successfully implement its business model and strategic plan.

                            CORPORATE PROFILE

Name:     Country Wide Foods, Inc.    Stage:     Start-Up

Industry: Home Meal Replacements      Location:  Salt Lake City, Utah

Market Information:
          Target Market: Our Target Market initially is supermarkets, delicatessens, and local establishments that have already expressed an interest in buying the product. National roll out plan includes primary target to supermarket chains with national sales in the Home Meal Replacement market.

          Market Size: The total market for Home Replacement Meals is already $100 billion and is expected to be nearly double by the year 2010.

Funding Information:

 Seeking:    $1,000,000

 Type:       Bridge Loan

 Repayment:  Funds will be used to start operations and repayment will be from a secondary public offering

Use of funds:
-    Leasehold and tenant improvements.
- Acquisition of refrigeration equipment, processing vat and other handling and packaging equipment.
-    Working Capital

Application             Annual Projections (in 000's)

                           Year 1   Year 3   Year 5

Total Revenues             962      23,146   68,851
Total Cost of Sales        541      16,466   50,967
Gross margin               421       6,680   17,884
Total SG & A               902       4,573   89,237
EBIDA                     (181)      2,107    8,647


Financial Summary: Management anticipates its aggressive but cost-effective strategy to result in progressively improving revenues and subsequently profits. Accordingly, operations in the third year utilizing a full scale 1,000 per day turkey processing facility should result in earnings before interest and taxes of approximately $2.1 million.

Management Team:

John C. Baird, Chairman & CEO
     Mr. Baird's experience in private equity, finance, information systems, and marketing provides within one resource a strong management capability. Prior to founding Ritchie's, Mr. Baird worked for Credit Suisse
     First Boston in the Investment Banking Division.
     Previously, he was President of First Shanghai Corporation, a merchant bank in the People's Republic of China.

Robert C. Stenquist, President
     Mr. Stenquist has an accomplished background in corporate operations, finance, and marketing. Prior to founding Ritchie's, Mr. Stenquist was an officer and director of both Multi Media Industries Corporation and Coconino S.M.A., public companies in the consumer-marketing sector.

Leon M. Caldwell, CPA, CFO
     Mr. Caldwell brings more than 32-years of financial experience. His past experiences includes, but is not limited to: Assistant to the Treasurer with Daylin, Inc., CFO of a Southern California Real Estate Development Co., and VP/CFO of Peck/Jones Construction Corp. He holds a BS in accounting from the University of California at Long Beach.

Ronald K. Carey, Specialty Sales
     Mr. Carey is an experienced manager in specialty product sales both to the institutional and end-user markets in the Rocky Mountain Region.

Manager of Plant Operations
     This position is current vacant and will be filled during the plant construction process. The Company has already commenced negotiations with two candidates for this position.